Via EDGAR (Correspondence)

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

May 6, 2016

Mr. Gus Rodriguez

Accounting Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Stifel Financial Corp.

Form 8-K

Filed February 23, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 1, 2016

File No. 001-09305

Dear Mr. Rodriguez:

This letter, together with our revised disclosures included in Appendix No. 1, sets forth Stifel Financial Corp.’s (the “Company,” “we,” “us” or similar terms) responses to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 11, 2016.

We note for the information of the Staff that, concurrent with the submission of this response letter, confidential treatment of a portion of the response to comment 7 included in this response letter is being requested under the Commission’s rules pursuant to the accompanying confidential treatment request. Accordingly, this response letter is being filed via hand delivery and not via EDGAR. A redacted copy has been filed via EDGAR.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “FOIA Confidential Treatment Requested Pursuant to Rule 83” and each page is marked for the record with the identifying numbers and code “SF001” through “SF008.” We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

For your convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by our response.

- SF001 -

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Form 8-K filed February 23, 2016

Exhibit 99.1

1.	We note that you present a full GAAP to non-GAAP net income from continuing operations for the three months and year-ended December 31, 2015. We are concerned that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Please refer to Regulation G and Item 10(e) of Regulation S-K. For more guidance, refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in preparing its disclosure. The Company believes its current presentation is in compliance with current SEC guidance. The Company notes as an initial matter that the response to Question 102.10 states that it is “generally” not appropriate to provide such information; however it does not prohibit such information.

The Company advises the Staff that the format of its reconciliation was not intended to attach undue prominence to the non-GAAP information but was intended to present the required reconciliation between non-GAAP measures and their most directly comparable GAAP financial measures. Given our recent acquisitions, the Company believes this presentation format provides investors with a transparent, easy-to-follow means of assessing the financial performance of the combined company.

In the Form 8-K, the Company took a number of steps so as not to attach undue prominence to the non-GAAP information. First, the GAAP reported statements of operations were presented before the GAAP to non-GAAP reconciliation, as was the Company’s narrative discussion of its GAAP financial results. Additionally, the table showing the GAAP to non-GAAP reconciliation was in a section titled “Non-GAAP Financial Measures,” as to make it clear that such information was secondary to the GAAP information. Finally, the introductory paragraph to the table that reconciles our GAAP to non-GAAP results cautions the reader on the limitations of the non-GAAP data and explicitly states the following language in its explanation of the use of non-GAAP financial measures “Reference to these non-GAAP measures should not be considered as a substitute for results that are presented in a manner consistent with GAAP.”

Beginning with our first quarter 2016 earnings release, we will revise the lead-in paragraph as follows to further avoid attaching undue prominence to the non-GAAP information: “The non-GAAP financial information should be considered in addition to, not as a substitute for or as being superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with GAAP.”

Given our recent acquisitions and the impact of the related purchase accounting adjustments, we believe that the disclosures included in the Company’s reconciliation aid users of the Company’s financial statements in understanding the effect of the acquisitions and related integration projects on the Company’s financial results. The Company believes that it is beneficial to have all the components of non-GAAP results in one summary schedule so as to allow users to easily identify the impact of non-GAAP items on its results of operations and to compare such results to the Company’s publicly issued guidance. Further, the same non-GAAP information is also provided to

- SF002 -

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

the Company’s executive management and Board of Directors so they may use it to assess the Company’s consolidated year-over-year performance. Finally, the Company believes that presenting separate reconciliations, or excluding line items from the current format, may make the analysis more cumbersome for investors. For example, if we no longer prepared the reconciliation in this format, users would likely attempt to compile it themselves, which we believe would lead to additional confusion and diversity in practice and reduced transparency.

As a result, we believe that providing this comprehensive reconciliation is responsive to the needs of the Company’s financial statement users, fulfills the requirements in Regulation G and Item 10(e)(1)(i) of Regulation S-K and is not prohibited by Question 102.10.

2.	Please tell us what non-GAAP adjustments are being made, as you disclose that the adjustments “primarily exclude acquisition related expenses which management believes are duplicative and will be eliminated, stock-based compensation and other expenses in which managements’ view are not representative of on-going businesses”. Please provide us proposed revised disclosure that clarifies each adjustment made to arrive at your non-GAAP net income measure and how each adjustment contributes to the usefulness of the non-GAAP measure.

Response:

Please be advised that the Company intends to include the following table and disclosure, to the extent applicable, starting with the second quarter 2016 earnings release to clarify the non-GAAP adjustments and how each adjustment contributes to the usefulness of the non-GAAP measure. The proposed revised disclosure follows:

	Three months ended June 30, 2016	Six months ended June 30, 2016
Non-GAAP net income	$	$
Compensation and benefits:
Stock-based compensation expense
Duplicative expenses
Non-compensation operating expenses:
Acquisition-related expenses
Duplicative expenses
Amortization of intangible assets

Total adjustments

GAAP net income	$	$

Stock-based compensation expense – Upon the closing of the [Company X] acquisition, certain employees were granted Company restricted stock units as retention awards. There are no continuing service requirements associated with these restricted stock units, and accordingly, they were expensed at date of grant. The Company views the expensing of restricted stock units related to the acquisition and not representative of the costs of running the Company’s on-going business.

Acquisition-related expenses – Primarily related to charges attributable to integration-related activities, professional fees and legal costs. These costs were directly related to the acquisition and are not representative of the costs of running the Company’s on-going business.

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FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Duplicative expenses – Expenses related to items that will run-off as we integrate the acquired business into the Company. These expenses included salaries and benefits, rent, licenses and subscriptions. Management considers these a cost of the acquisition and not representative of the costs of running the Company’s on-going business, therefore, the duplicative costs are included as adjustments to arrive at non-GAAP net income.

Amortization of intangible assets – Amortization of intangible assets acquired.

The Company believes that the charges described above exist as a result of the consummation of the acquisitions and, therefore, would not recur as part of the future costs to operate the acquired businesses.

3.	You disclose that your adjustments are mainly to remove certain acquisition related expenses. Please tell us why you exclude these acquisition related expenses due to them “not being representative of on-going businesses.” In this regard, we note that you have completed 10 acquisitions in the past three years and you disclose in your 2015 Form 10-K that acquisitions of businesses has, and will continue to be, a key strategy to achieve growth. Please tell us whether there were similar charges or gains within the prior two years and how you determined that you are not reasonably likely to have similar charges or gains within two years. Please refer to Regulation G and Item 10(e) of Regulation S-K.

Response:

In executing our growth strategy, we take advantage of the consolidation among mid-tier firms, which we believe provides us opportunities in our global wealth and institutional group segments. We do not create specific growth or business plans for any particular type of acquisition, or focus on specific firms or geographic expansion, nor do we establish quantitative goals, such as intended numbers of new hires or new office openings. Our corporate strategy has, for several years now, been to be in a position to take advantage of opportunities as they arise, while maintaining sufficient levels of capital. Over the last several years, we believe we have demonstrated an ability to identify, effect, and integrate attractive acquisition opportunities. We believe the current environment and market dislocation will continue to provide us with the ability to thoughtfully consider acquisitions on an opportunistic basis.

While we have completed a number of strategic acquisitions over the past several years, each acquisition is unique. The Company believes that duplicative costs and stock-based compensation costs directly related to retention, which have historically been described as acquisition-related expenses, were incurred as a direct result of the consummation of a specific acquisition and, in each case, those expenses will not recur as part of the future costs to operate the acquired businesses. Given our recent acquisitions and the impact of the purchase accounting adjustments, we believe that the manner in which we present acquisition-related expenses aids users of the Company’s financial statements in better understanding the effect of each particular acquisition and integration on the financial results of the Company’s on-going operations. Further, the same non-GAAP information is also provided to the Company’s executive management and Board of Directors so that they may use it to assess the Company’s consolidated year-over-year performance.

- SF004 -

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014, page 53

4.	You disclose on page 54 that you had an increase in strategic advisory fees of 8.9% in 2015, but you disclose reasons why your investment banking revenues decreased in 2015. Since the advisory fees represent a significant line of business, please revise to discuss and analyze the reasons for the increase in your strategic advisory fees.

Response:

Please be advised that the Company will revise its disclosure in its amended Form 10-K to address the Staff’s comment. Appendix No. 1 sets forth the disclosures the Company intends to file on Amendment No. 1 to our Annual Report on Form 10-K.

5.	You disclose on page 54 that you had a decrease in compensation and benefits expense in 2015, but you disclose reasons why your compensation and benefit expenses increased in 2015. Since compensation and benefit expenses are material expenses, please revise to discuss and analyze the reasons for the decrease in your compensation and benefits expenses.

Response:

Please be advised that the Company will revise its disclosure in its amended Form 10-K to address the Staff’s comment. Appendix No. 1 sets forth the disclosures the Company intends to file on Amendment No. 1 to our Annual Report on Form 10-K.

Consolidated Financial Statements, pages 77 – 78

6.	Please amend your Form 10-K to remove the unaudited reference to your Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income and Notes to Consolidated Financial Statements. Refer to Item 8 of Form 10-K. In addition, refer to the second paragraph under Basis of Presentation in Note 1 – Nature of Operations and Basis of Presentation. Please tell us what information you have omitted that you normally include in your annual consolidated financial statements and why you believe this omission is appropriate.

Response:

Please be advised that the Company will remove the unaudited reference to our Consolidated Statement of Operations, Consolidated Statements of Comprehensive Income, and Notes to the Consolidated Financial Statements. The Company will also revise its disclosure in Note 1 – Basis of Presentation. Appendix No. 1 sets forth the disclosures the Company intends to file on Amendment No. 1 to our Annual Report on Form 10-K.

- SF005 -

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Notes to Consolidated Financial Statements

Note 3 – Acquisitions, page 92

7.	Please provide us revised proposed disclosure that states the total amount of consideration paid for the Barclays’ Wealth and Investment Management, Americas and the Sterne Agee Group, Inc. acquisitions. Disclose how the acquisitions were funded (e.g. cash, debt or equity). Please include the allocation of the purchase price to the assets acquired and liabilities assumed for each acquisition. In addition, for the Barclays’ acquisition, we note you determined that the acquisition was not considered to be material. Please provide us your significance test under Rule 3-05 of Regulations S-X.

[Confidential Treatment requested for this response.]

Please be advised that the Company concluded that the Barclays’ Wealth and Investment Management, Americas (“Barclays”) business was not significant and did not qualify as a material acquisition. Therefore, we did not include the allocation of the purchase price to the assets acquired and liabilities assumed for the acquisition.

Please be advised that the Company concluded that the Sterne Agee Group, Inc. business was not significant and did not qualify as a material acquisition. Therefore, we did not include the total amount of consideration paid, how the acquisition was funded, or the allocation of the purchase price to the assets acquired and liabilities assumed the acquisition.

[****]

Please be advised that the Company will revise its disclosure in its amended Form 10-K as follows:

“On December 4, 2015, we completed the purchase of the Barclays’ Wealth and Investment Management, Americas (“Barclays”), franchise in the U.S. The Company paid purchase consideration that was funded with cash from operations. Under the Agreement, Stifel Bank, a wholly owned subsidiary of the Company, acquired approximately $600.0 million of bank loans, at fair value, from Barclays. The fair values for those loans were estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms.”

We believe the proposed disclosure accurately reflects the Barclays’ transaction. The disclosure included in Note 3 to our Consolidated Financial Statements included in the Company’s Form 10-K filed with the SEC on March 1, 2015 aggregated the growth of our assets from December 31, 2014 attributable to both the Barclays’ transaction and other decisions made post-closing.

- SF006 -

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Note 9 – Bank Loans, page 109

8.	Please provide a table with details of the activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2013, which you refer to, but do not present in this note.

Response:

The following table details the activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2013 (in thousands):

	Year ended December 31, 2013
	Beginning Balance	Provision	Charge-offs	Recoveries	Ending Balance
Commercial and industrial	$5,450	$8,246	$(3,864)	$—	$9,832
Securities-based loans	638	255	—	—	893
Consumer	9	(2)	(7)	—	—
Residential real estate	408	474	(501)	27	408
Commercial real estate	691	(512)	—	19	198
Home equity lines of credit	195	(21)	—	—	174
Construction and land	13	(8)	—	7	12
Qualitative	741	410	—	—	1,151

	$8,145	$8,842	$(4,372)	$53	$12,668

Please be advised that the Company will include the above table in its amended Form 10-K to address the Staff’s comment. Appendix No. 1 sets forth the inclusion of the above table the Company intends to file on Amendment No. 1 to our Annual Report on Form 10-K.

9.	You classified $11.3 million of your loans as special mention and $14.3 million of your loans as substandard at December 31, 2015. Please tell us why your special mention and substandard loans are substantially in excess of your delinquent loans at December 31, 2015 and why the loans in these categories increased during 2015.

Response:

Please be advised that while special mention and substandard loans have increased credit concerns, they are not necessarily non-performing or delinquent. Special mention and substandard loans have higher allowance for loan losses. The increase in special mention and substandard loans during the year ended December 31, 2015 primarily relates to increased credit concerns with respect to two loans in our energy sector, both of which were performing as of December 31, 2015.

- SF007 -

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding the above information, please do not hesitate to contact me at (314) 342-2228.

Sincerely,

/s/ James M. Zemlyak
James M. Zemlyak President and Chief Financial Officer (Principal Financial Officer)

cc:	Ronald J. Kruszewski, Chairman and Chief Executive Officer

David M. Minnick, Senior Vice President and General Counsel

Mark P. Fisher, Senior Vice President and General Counsel

- SF008 -

Appendix No. 1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

Amendment No. 1

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission File Number: 001-09305

STIFEL FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	43-1273600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

501 North Broadway, St. Louis, Missouri 63102-2188

(Address of principal executive offices and zip code)

(314) 342-2000

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.15 par value per share Preferred Stock Purchase Rights 5.375% Senior Notes Due 2022	New York Stock Exchange Chicago Stock Exchange New York Stock Exchange Chicago Stock Exchange New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (“the Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

The aggregate market value of the registrant’s common stock, $0.15 par value per share, held by non-affiliates of the registrant as of the close of business on June 30, 2015, was $4.2 billion.1

The number of shares outstanding of the registrant’s common stock, $0.15 par value per share, as of the close of business on February 19, 2016, was ~~69,507,842~~67,171,812.

[1]	In determining this amount, the registrant assumed that the executive officers and directors of the registrant are affiliates of the registrant. Such assumptions shall not be deemed to be conclusive for any other purposes.

Explanatory Note

This Amendment No. 1 (“Amendment”) to the Annual Report on Form 10-K of Stifel Financial Corp. (the “Company”) for the fiscal year ended December 31, 2015, as filed with the Securities and Exchange Commission (“SEC”) on March 1, 2016 (the “Original Form 10-K”), is being filed for the purpose of updating Items 6, 7, and 8 of Part II. In the Original Form 10-K, the Consolidated Statements of Operations, the Consolidated Statements of Comprehensive Income, and Notes to the Consolidated Financial Statements were incorrectly labeled ‘Unaudited.” Additionally, in this Amendment, we are adjusting the Original Form 10-K for clerical errors we identified in Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Statement of Cash Flows.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Form 10-K/A also contains currently dated certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. This Form 10-K/A also contains a currently dated consent of Ernst & Young LLP, the Company’s independent registered public accounting firm. Accordingly, Item 15 of Part IV has been amended in its entirety to include the currently dated certifications as exhibits.

Results of Operations – Institutional Group

The following table presents consolidated financial information for the Institutional Group segment for the periods indicated (in thousands, except percentages):

	For the Year Ended December 31,				Percentage Change		As a Percentage of Net Revenues for the Year Ended December 31,
	2015	2014		2013	2015 vs. 2014	2014 vs. 2013	2015	2014	2013
Revenues:
Commissions	$241,528	$	~~224,046~~220,689	$211,989	~~7.8~~9.4%	~~5.7~~4.1%	24.8%	22.~~5~~1%	24.5%
Principal transactions	244,646		~~237,578~~225,347	211,576	~~3.0~~8.6	~~12.3~~6.5	25.1	22.6~~23.8~~	24.5
Capital raising	264,858		~~243,229~~259,587	198,463	~~8.9~~2.0	30.8~~22.6~~	27.1	~~24.4~~26.0	23.0
Advisory fees	192,584		273,333	202,253	(29.5)	35.1	19.7	27.4	23.4

Investment banking	457,442		~~516,562~~532,920	400,716	(~~11.4~~14.2)	~~28.9~~33.0	46.~~9~~8	~~51.8~~53.4	46.4
Interest	15,053		21,~~784~~801	18,544	(~~30.9~~31.0)	17.~~5~~6	1.5	2.2	2.1
Other income	26,594		~~6,089~~5,695	34,040	~~336.7~~367.0	(~~82.1~~83.3)	2.~~7~~8	0.6	3.9

Total revenues	985,263		1,006,~~059~~452	876,865	(2.1)	14.~~7~~8	101.0	100.9	101.4
Interest expense	9,669		~~8,988~~9,381	12,494	~~7.6~~3.1	(~~28.1~~24.9)	1.0	0.9	1.4

Net revenues	975,594		997,071	864,371	(2.2)	15.4	100.0	100.0	100.0

Non-interest expenses:
Compensation and benefits	596,561		612,330	522,873	(2.6)	17.1	61.1	61.4	60.5
Occupancy and equipment rental	49,808		47,207	45,824	5.5	3.0	5.1	4.7	5.3
Communication and office supplies	64,168		55,570	48,192	15.5	15.3	6.6	5.6	5.6
Commissions and floor brokerage	25,087		22,642	22,039	10.8	2.7	2.6	2.3	2.5
Other operating expenses	98,928		93,776	75,844	5.5	23.6	10.1	9.4	8.8

Total non-interest expenses	834,552		831,525	714,772	0.4	16.3	85.5	83.4	82.7

Income before income taxes	$141,042		$165,546	$149,599	(14.8)%	10.7%	14.5%	16.6%	17.3%

Year Ended December 31, 2015 Compared With Year Ended December 31, 2014

NET REVENUES

For the year ended December 31, 2015, Institutional Group net revenues decreased 2.2% to $975.6 million from $997.1 million in 2014. The ~~increase~~decrease in net revenues for the year ended December 31, 2015, over 2014, was primarily attributable to a decrease in advisory fees. The decrease was offset by improved capital-raising revenues~~,~~ and growth of brokerage revenues.

Commissions – For the year ended December 31, 2015, commission revenues increased ~~7.8~~9.4% to $241.5 million from $~~224.0~~220.7 million in 2014.

Principal transactions – For the year ended December 31, 2015, principal transactions revenues increased ~~3.0~~8.6% to $244.6 million from $~~237.6~~225.3 million in 2014.

For the year ended December 31, 2015, equity brokerage revenues ~~decrease~~decreased 5.9% to $235.2 million from $~~250.2~~249.8 million in 2014. The decrease is a result of industry-wide declines in volume.

For the year ended December 31, 2015, fixed income brokerage revenues increased ~~18.7~~27.9% to $251.0 ~~$251.0million~~million from $~~211.4$211.4million~~196.2 million in 2014. The increase is primarily attributable to an improvement in fixed income trading volumes, as a result of the acquisition of the Sterne fixed income business in June 2015.

Investment banking – For the year ended December 31, 2015, investment banking revenues decreased ~~11.4~~14.2% to $457.4 million from $~~516.6~~532.9 million in 2014. The decrease is attributable to lower advisory fees, offset by higher capital-raising revenues in 2015.

For the year ended December 31, 2015, ~~strategic advisory fees~~capital-raising revenues increased ~~8.9~~2.0% to $264.9 million from $~~243.2~~259.6 million in 2014. The ~~decrease~~increase is primarily attributable to ~~a decrease~~an increase in the number of advisory transactions over the comparable periods in 2014.

~~For the year ended December 31, 2015, capital-raising revenues decreased 29.5% to $192.6 million from $273.3 million in 2014.~~

For the year ended December 31, 2015, equity capital-raising revenues ~~decrease 25.2~~decreased 20.0% to $161.7 million from $~~185.8~~202.1 million in 2014. The decrease was primarily attributable to a decrease in the number of transactions over 2014.

For the year ended December 31, 2015, fixed income capital-raising revenues increased 79.5% to $103.2 million from $57.5 million in 2014. The increase is primarily attributable to an increase in the municipal bond origination business, primarily as a result of our acquisition of Sterne Agee in June 2015.

For the year ended December 31, 2015, strategic advisory fees decreased 29.5% to $192.6 million from $273.3 million in 2014.

Other income – For the year ended December 31, 2015, other income increased ~~336.7~~367.0% to $26.6 million from $~~6.1~~5.7 million in 2014.

NON-INTEREST EXPENSES

For the year ended December 31, 2015, Institutional Group non-interest expenses increased 0.4% to $834.6 million from $831.5 million in 2014.

Unless specifically discussed below, the fluctuations in non-interest expenses were primarily attributable to the continued growth of our Institutional Group segment. We have added 355 revenue producers and 91 support staff since December 31, 2014.

Compensation and benefits – For the year ended December 31, 2015, compensation and benefits expense decreased 2.6% to $596.6 million from $612.3 million in 2014. The ~~increase~~decrease is principally due to ~~the growth of the business and~~a decrease in variable compensation, offset by an increase in fixed compensation for the additional administrative support staff. Compensation and benefits expense as a percentage of net revenues was 61.1% for the year ended December 31, 2015, compared to 61.4% in 2014.

Occupancy and equipment rental – For the year ended December 31, 2015, occupancy and equipment rental expense increased 5.5% to $49.8 million from $47.2 million in 2014. The increase is primarily due to an increase in rent expense.

Communications and office supplies – For the year ended December 31, 2015, communications and office supplies expense increased 15.5% to $64.2 million from $55.6 million in 2014. The increase is primarily attributable to the growth of the business, which has resulted in an increase in communication and quote equipment.

Commissions and floor brokerage – For the year ended December 31, 2015, commissions and floor brokerage expense increased 10.8% to $25.1 million from $22.6 million in 2014. The increase is primarily attributable to an increase in clearing expenses.

Other operating expenses – For the year ended December 31, 2015, other operating expenses increased 5.5% to $98.9 million from $93.8 million in 2014. The increase is primarily attributable to an increase in travel and promotion expenses and professional service fees.

INCOME BEFORE INCOME TAXES

For the year ended December 31, 2015, income before income taxes for the Institutional Group segment decreased 14.8% to $141.0 million from $165.5 million in 2014. Profit margins (income before income taxes as a percentage of net revenues) have decreased to 14.5% for the year ended December 31, 2015, from 16.6% in 2014 as a result of an increase in operating expenses and lower revenues.

Year Ended December 31, 2014 Compared With Year Ended December 31, 2013

NET REVENUES

For the year ended December 31, 2014, Institutional Group net revenues increased 15.4% to $997.1 million from $864.4 million in 2013. The increase in net revenues for the year ended December 31, 2014, over the comparable period in 2013, was primarily attributable to an increase in advisory fees, improved capital-raising revenues, and growth of brokerage revenues.

Commissions – For the year ended December 31, 2014, commission revenues increased ~~5.7~~4.1% to $~~224.0~~220.7 million from $212.0 million in 2013.

Principal transactions – For the year ended December 31, 2014, principal transactions revenues increased ~~12.3~~6.5% to $~~237.6~~225.3 million from $211.6 million in 2013.

For the year ended December 31, 2014, equity institutional brokerage revenues increased 9.~~2~~0% to $~~250.2~~249.8 million from $229.1 million in 2013. The increase is primarily attributable to higher trading volumes as a result of market volatility during the first half of 2014. This growth was negatively impacted during the third quarter of 2014 as a result of industry-wide declines in volume.

For the year ended December 31, 2014, fixed income institutional brokerage revenues increased ~~8.7~~0.9% to $~~211.4~~196.2 million from $194.4 million in 2013. The increase is primarily attributable to an improvement in fixed income trading volumes in the first half of 2015, as a result of the acquisition of the fixed income business from Knight Capital in July 2013, offset by lower trading volumes in the third quarter of 2014 that impacted the industry.

Investment banking – For the year ended December 31, 2014, investment banking revenues increased ~~28.9~~33.0% to $~~516.6~~532.9 million from $400.7 million in 2013. The increase is attributable to higher advisory fees and capital-raising revenues in 2014 compared to 2013.

For the year ended December 31, 2014, ~~strategic advisory fees~~capital-raising revenues increased ~~22.6~~30.8% to $~~243.2~~259.6 million from $198.5 million in 2013. The increase is primarily attributable to an increase in the number of completed advisory transactions and the aggregate transaction value over the comparable period in 2013.

~~For the year ended December 31, 2014, capital-raising revenues increased 35.1% to $273.3 million from $202.3 million in 2013.~~

For the year ended December 31, 2014, equity capital-raising revenues increased ~~24.7~~35.6% to $~~185.8~~202.1 million from $149.0 million in 2013. The increase was primarily attributable to an increase in the number of transactions over 2013.

For the year ended December 31, 2014, fixed income capital-raising revenues increased 16.2% to $57.5 million from $49.5 million in 2013. The increase is primarily attributable to the hiring of the European institutional fixed income sales and trading team from Knight Capital Group, which was completed in July 2013, and De La Rosa, which closed on April 3, 2014, in addition to our investments over the past year in this business.

For the year ended December 31, 2014, strategic advisory fees increased 35.1% to $273.3 million from $202.3 million in 2013.

Interest – For the year ended December 31, 2014, interest revenue increased 17.~~5~~6% to $21.8 million from $18.5 million in 2013.

Other income – For the year ended December 31, 2014, other income decreased ~~82.1~~83.3% to $~~6.1~~5.7 million from $34.0 million in 2013. The decrease in other income is primarily attributable to gains recognized on our investment in Knight Capital Group, Inc. during 2013.

Interest expense – For the year ended December 31, 2014, interest expense decreased ~~28.1~~24.9% to $9.~~0~~4 million from $12.5 million in 2013.

NON-INTEREST EXPENSES

For the year ended December 31, 2014, Institutional Group non-interest expenses increased 16.3% to $831.5 million from $714.8 million in 2013.

Unless specifically discussed below, the fluctuations in non-interest expenses were primarily attributable to the continued growth of our Institutional Group segment. We have added 287 revenue producers and 62 support staff since December 31, 2014. This growth is primarily attributable to the acquisitions of De La Rosa and Oriel during the year ended December 31, 2014.

Compensation and benefits – For the year ended December 31, 2014, compensation and benefits expense increased 17.1% to $612.3 million from $522.9 million in 2013. The increase is principally due to the growth of the business and fixed compensation for the additional administrative support staff.

Compensation and benefits expense as a percentage of net revenues was 61.4% for the year ended December 31, 2014, compared to 60.5% for the year ended December 31, 2013.

Occupancy and equipment rental – For the year ended December 31, 2014, occupancy and equipment rental expense increased 3.0% to $47.2 million from $45.8 million in 2013. The increase is primarily due to the increase in office locations as a result of the growth of the business.

Communications and office supplies – For the year ended December 31, 2014, communications and office supplies expense increased 15.3% to $55.6 million from $48.2 million in 2013. The increase is primarily attributable to the growth of the business, which has resulted in an increase in communication and quote equipment.

Commissions and floor brokerage – For the year ended December 31, 2014, commissions and floor brokerage expense increased 2.7% to $22.6 million from $22.0 million in 2013. The increase is primarily attributable to the growth in trade execution costs from our flow business during the first half of 2014. This growth was negatively impacted during the second half of 2014 as a result of industry-wide declines in volumes.

Other operating expenses – For the year ended December 31, 2014, other operating expenses increased 23.6% to $93.8 million from $75.8 million in 2013. The increase is primarily attributable to an increase in legal expenses, professional service fees, and travel and promotion expenses.

INCOME BEFORE INCOME TAXES

For the year ended December 31, 2014, income before income taxes for the Institutional Group segment increased 10.7% to $165.5 million from $149.6 million in 2013. Profit margins (income before income taxes as a percentage of net revenues) for the year ended December 31, 2014, have declined to ~~15.4~~16.6% from ~~16.6~~17.3% in 2013 as a result of an increase in operating expenses~~.~~

~~have been impacted by an increase in net revenues~~, offset by an increase in non-compensation operating expenses.

Results of Operations – Other Segment

The following table presents consolidated financial information for the Other segment for the periods presented (in thousands, except percentages):

	For the Year Ended December 31,			Percentage Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
Net revenues	$(21,313)	$(21,298)	$(8,104)	(0.1)%	(162.8	~~%~~)%
Non-interest expenses:
Compensation and benefits	190,730	87,923	139,832	116.9	(37.1)
Other operating expenses	169,558	112,509	116,006	50.7	(3.0)

Total non-interest expenses	360,288	200,432	255,838	79.8	(21.7)

Loss before income taxes	$(381,601)	$(221,730)	$(263,942)	72.1%	(16.0)%

The other segment includes expenses related to the Company’s acquisition strategy and the investments made in the Company’s infrastructure and control environment.

The expenses relating to the Company’s acquisition strategy, which are included in the other segment, consists of stock-based compensation and duplicative operating costs from our various acquisitions. The following shows the expenses that are part of the other segment related to acquisitions.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Stifel Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Stifel Financial Corp. as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stifel Financial Corp. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stifel Financial Corp.’s internal control over financial reporting as of December 31, ~~2014~~2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 1, 2016, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York

March 1, 2016, except for Note 30, as to which the date is [ ]

STIFEL FINANCIAL CORP.

Consolidated Statements of Operations

~~(Unaudited)~~

	Year Ended December 31,
(in thousands, except per share amounts)	2015	2014	2013
Revenues:
Commissions	$749,536	$674,418	$640,287
Principal transactions	389,319	409,823	408,954
Investment banking	503,052	578,689	457,736
Asset management and service fees	493,761	386,001	305,639
Interest	179,101	185,969	142,539
Other income	62,224	14,785	64,659

Total revenues	2,376,993	2,249,685	2,019,814
Interest expense	45,399	41,261	46,368

Net revenues	2,331,594	2,208,424	1,973,446

Non-interest expenses:
Compensation and benefits	1,568,862	1,403,932	1,311,386
Occupancy and equipment rental	207,465	169,040	158,268
Communications and office supplies	130,678	106,926	99,726
Commissions and floor brokerage	42,518	36,555	37,225
Other operating expenses	240,504	201,177	181,612

Total non-interest expenses	2,190,027	1,917,630	1,788,217

Income from continuing operations before income tax expense	141,567	290,794	185,229
Provision for income taxes	49,231	111,664	12,322

Income from continuing operations	$92,336	$179,130	$172,907
Discontinued operations:
Loss from discontinued operations, net of tax	—	(3,063)	(10,894)

Net income	$92,336	$176,067	$162,013

Earnings per basic common share
Income from continuing operations	$1.35	$2.69	$2.72

Income from discontinued operations	—	(0.04)	(0.17)

Earnings per basic common share	$1.35	$2.65	$2.55
Earnings per diluted common share
Income from continuing operations	$1.18	$2.35	$2.35

Income from discontinued operations	—	(0.04)	(0.15)

Earnings per diluted common share	$1.18	$2.31	$2.20
Weighted-average number of common shares outstanding:
Basic	68,543	66,472	63,568
Diluted	78,554	76,376	73,504

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.

Consolidated Statements of Comprehensive Income

~~(Unaudited)~~

	Year Ended December 31,
(in thousands)	2015	2014	2013
Net income	$92,336	$176,067	$162,013
Other comprehensive income:
Changes in unrealized gains/(losses) on available-for-sale securities [1,2]	1,389	1,838	(48,528)
Changes in unrealized gains on cash flow hedging instruments, net of tax [3]	1,088	2,141	6,917
Foreign currency translation adjustment, net of tax	(3,679)	(7,280)	1,663

	(1,202)	(3,301)	(39,948)

Comprehensive income	$91,134	$172,766	$122,065

[1]	Net of taxes of $0.7 million, $2.1 million, and $24.9 million for the years ended December 31, 2015, 2014, and 2013, respectively.
[2]	Amounts are net of reclassifications to earnings of realized gains of $2.1 million, $2.3 million, and $1.2 million for the years ended December 31, 2015, 2014, and 2013, respectively.
[3]	Amounts are net of reclassifications to earnings of losses of $3.8 million, $6.1 million, and $8.6 million for the years ended December 31, 2015, 2014, and 2013, respectively.

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.

Consolidated Statements of Cash Flows

	Year Ended December 31,
(in thousands)	2015		2014	2013
Cash Flows From Operating Activities:
Net income		$92,336	$176,067	$162,013
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization		36,715	29,280	33,988
Amortization of loans and advances to financial advisors and other employees		53,913	64,735	64,930
Amortization of premium on investment portfolio		2,750	5,847	8,321
Provision for loan losses and allowance for loans and advances to financial advisors and other employees		14,694	9,713	10,618
Amortization of intangible assets		10,423	12,366	12,131
Deferred income taxes		(2,578)	5,256	(26,389)
Excess tax benefits from stock-based compensation		(14,741)	(19,858)	(12,018)
Stock-based compensation		165,641	94,006	137,447
Losses on sale of investments		9,255	22	13,319
Gain on acquisition		—	—	(7,566)
Other, net		(13,159)	(9,778)	(3,640)
Decrease/(increase) in operating assets, net of assets acquired:
Cash segregated for regulatory purposes		(178,081)	(45,343)	128,142
Receivables:
Brokerage clients, net		(1,003,257)	58,917	(42,627)
Brokers, dealers, and clearing organizations		82,960	(263,391)	(30,634)
Securities purchased under agreements to resell		(105,345)	169,997	(66,380)
Financial instruments owned, including those pledged		90,716	26,280	70,053
Loans originated as held for sale		(1,855,714)	(1,132,671)	(1,275,647)
Proceeds from mortgages held for sale		1,814,168	1,112,318	1,372,552
Loans and advances to financial advisors and other employees		(187,234)	(79,216)	(71,857)
Other assets		~~47,990~~100,670	(2,509)	79,662
Increase/(decrease) in operating liabilities, net of liabilities assumed:
Payables:
Brokerage clients		678,926	2,554	23,433
Brokers, dealers, and clearing organizations		98,301	(8,198)	3,976
Drafts		108,659	488	(15,723)
Financial instruments sold, but not yet purchased		(65,521)	106,051	85,127
Other liabilities and accrued expenses		(261,326)	(62,664)	48,988

Net cash provided by/(used in) operating activities	$	(~~379,509~~326,829)	$250,269	$702,219

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,
(in thousands)	2015	2014	2013
Cash Flows From Investing Activities:
Proceeds from:
Maturities, calls, sales, and principal paydowns of available-for-sale securities	$866,899	$698,895	$435,827
Calls and principal paydowns of held-to-maturity securities	126,258	96,618	93,703
Sale or maturity of investments	65,320	60,428	90,265
Sale of aircraft	—	—	45,951
Sale of other real estate owned	—	131	373
Sale of bank foreclosed assets	75	—	—
Increase in bank loans, net	(517,563)	(668,354)	(249,018)
Payments for:
Purchase of available-for-sale securities	(991,954)	(416,851)	(1,314,290)
Purchase of held-to-maturity securities	(802,668)	(7,959)	(16,438)
Purchase of investments	(45,151)	(48,834)	(71,777)
Purchase of fixed assets	(69,822)	(26,632)	(32,278)
Acquisitions, net of cash acquired	(604,659)	(80,378)	(88,592)

Net cash used in investing activities	(1,973,265)	(392,936)	(1,106,274)

Cash Flows from Financing Activities:
Repayments of short-term borrowings	(126,637)	(55,700)	(249,000)
Proceeds from issuance of senior notes, net	297,042	295,638	—
Increase/(decrease) in securities sold under agreements to repurchase	239,494	(224,629)	123,463
Increase in bank deposits, net	1,848,275	126,758	881,794
Increase/(decrease) in securities loaned	325,707	(35,914)	20,948
Excess tax benefits from stock-based compensation	14,741	19,858	12,018
Issuance of common stock for stock option exercises	660	317	650
Proceeds from advances from the Federal Home Loan Bank	148,000	—	—
Repurchase of common stock	(117,752)	—	(13,670)
Repayment of non-recourse debt	—	—	(58,992)
Repayment of Senior Notes	(175,000)	—	—
Contingent consideration	(29,598)	—	—
Extinguishment of subordinated debt	—	(3,131)	(2,187)

Net cash provided by financing activities	2,424,932	123,197	715,024

Effect of exchange rate changes on cash	(3,601)	(7,308)	1,650
Increase/(decrease) in cash and cash equivalents	121,237	(26,778)	312,619
Cash and cash equivalents at beginning of year	689,782	716,560	403,941

Cash and cash equivalents at end of year	$811,019	$689,782	$716,560

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31,
(in thousands)	2015	2014	2013
Supplemental disclosure of cash flow information:
Cash paid for interest	$41,801	$40,471	$46,360
Cash paid for income taxes, net of refunds	59,356	107,009	5,803
Noncash investing and financing activities:
Unit grants, net of forfeitures	$267,769	$190,003	$228,230
Issuance of common stock for acquisitions	80,981	19,183	265,066
Shares surrendered into treasury	223	—	—
Stone & Youngberg contingent earn-out	—	—	3,266

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.

Notes to Consolidated Financial Statements

~~(Unaudited)~~

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Stifel Financial Corp. (the “Parent”), through its wholly owned subsidiaries, is principally engaged in retail brokerage; securities trading; investment banking; investment advisory; retail, consumer, and commercial banking; and related financial services. We have offices throughout the United States and several European cities. Our major geographic area of concentration is throughout the United States, with a growing presence in the United Kingdom and Europe. Our company’s principal customers are individual investors, corporations, municipalities, and institutions.

Basis of Presentation

The consolidated financial statements include Stifel Financial Corp. and its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated (“Stifel”) and Stifel Bank & Trust (“Stifel Bank”). All material intercompany balances and transactions have been eliminated. Unless otherwise indicated, the terms “we,” “us,” “our,” or “our company” in this report refer to Stifel Financial Corp. and its wholly owned subsidiaries.

~~We have prepared the accompanying unaudited consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Pursuant to these rules and regulations, we have omitted certain information and footnote disclosures we normally include in our annual consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles. In management’s opinion, we have made all adjustments (consisting only of normal, recurring adjustments, except as otherwise noted) necessary to fairly present our financial position, results of operations and cash flows. Our interim period operating results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. These financial statements and accompanying notes should be read in conjunction with the consolidated financial statements and the notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2015 on file with the SEC.~~

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. We consider significant estimates, which are most susceptible to change and impacted significantly by judgments, assumptions, and estimates, to be: valuation of financial instruments and investments in partnerships, accrual for contingencies, allowance for loan losses, derivative instruments and hedging activities, fair value of goodwill and intangible assets, provision for income taxes and related tax reserves, and forfeitures associated with stock-based compensation. Actual results could differ from those estimates.

Certain amounts from prior periods have been reclassified to conform to the current period’s presentation. The effect of these reclassifications on our company’s previously reported consolidated financial statements was not material.

Consolidation Policies

The consolidated financial statements include the accounts of Stifel Financial Corp. and its subsidiaries. We also have investments or interests in other entities for which we must evaluate whether to consolidate by determining whether we have a controlling financial interest or are considered to be the primary beneficiary. In determining whether to consolidate these entities, we evaluate whether the entity is a voting interest entity or a variable interest entity (“VIE”).

Voting Interest Entity. Voting interest entities are entities that have (i) total equity investment at risk sufficient to fund expected future operations independently, and (ii) equity holders who have the obligation to absorb losses or receive residual returns and the right to make decisions about the entity’s activities. We consolidate voting interest entities when we determine that there is a controlling financial interest, usually ownership of all, or a majority of, the voting interest.

Variable Interest Entity. VIEs are entities that lack one or more of the characteristics of a voting interest entity. We are required to consolidate certain VIEs in which we have the power to direct the activities of the entity and the obligation to absorb significant losses or receive significant benefits. In other cases, we consolidate VIEs when we are deemed to be the primary beneficiary. The primary beneficiary is defined as the entity that has a variable interest, or a combination of variable interests, that maintains control and receives benefits or will absorb losses that are not pro rata with its ownership interests.

beginning after December 15, 2014, except for the disclosures related to secured borrowings, which are effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The adoption of ASU 2014-11 did not have a material impact on our results of operations or financial position.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue ~~from~~From Contracts with Customers (Topic 606),” (“ASU 2014-09”) which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09 requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized. The FASB has approved a one -year deferral of this standard, and this pronouncement is now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, and is to be applied using one of two retrospective application methods, with early application not permitted. We are currently evaluating the impact the new guidance will have on our consolidated financial statements.

Discontinued Operations

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” (“ASU 2014-08”) amending FASB ASC Topic 205-20, “Discontinued Operations,” (“ASC 205-20”). The amended guidance changes the criteria for reporting discontinued operations and requires new disclosures. ASU 2014-08 is effective for annual and interim periods beginning on or after December 15, 2014, and will be applied prospectively. The adoption of ASU 2014-08 did not have a material impact on our consolidated financial statements.

NOTE 3 – Acquisitions

Kelwynne, LLC

On October 7, 2015, Stifel Aviation Finance Acquisition, LLC (“SAFA”) completed the acquisition of Kelwynne, LLC. On October 19, 2015, SAFA sold Kelwynne, LLC to Stifel Aviation Finance II, LLC (“SAF2”). Stifel Venture Corp owns 40% of SAF2’s Class A units. Upon SAFA’s sale of Kelwynne, LLC to SAF2, the Company deconsolidated SAF2, as it was no longer majority-owned or controlled the Company.

Barclays’ Wealth and Investment Management, Americas

On December 4, 2015, we completed the purchase of the Barclays’ Wealth and Investment Management, Americas (“Barclays”), franchise in the U.S. The Company paid purchase consideration that was funded with cash from operations. Under the Agreement, Stifel Bank, a wholly owned subsidiary of the Company, acquired approximately $600.0 million of bank loans, at fair value, from Barclays. The fair values for those loans were estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms.

~~On December 4, 2015, we completed the purchase of the Barclays’ Wealth and Investment Management (“Barclays”), Americas franchise in the U.S. Under the agreement, we acquired approximately $2.1 billion of assets, including securities-based loans, margin loans, and broker-notes. Acquired assets were recorded at fair value. The fair values for loans were estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms.~~

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805 (“Topic 805”), “Business Combinations.” Accordingly, goodwill was measured as the excess of the acquisition-date fair value of the consideration transferred over the amount of acquisition-date identifiable assets acquired net of assumed liabilities. We recorded $32.2 million of goodwill in the consolidated statement of financial condition, which has been allocated to our company’s Global Wealth Management segment. The allocation of the purchase price is preliminary and will be finalized upon completion of the analysis of the fair values of the net assets of Barclays at closing and the identified intangible assets. The final goodwill and intangible assets recorded on the consolidated statement of financial condition may differ from that reflected herein as a result of future measurement period adjustments. In management’s opinion, the goodwill represents the value expected from the synergies created ~~the synergies created~~ through the operational enhancement benefits that will result from the integration of the hired financial advisors and the conversion of the customer accounts to the Stifel platform. Goodwill is expected to be deductible for federal income tax purposes.

NOTE 9 – Bank Loans

The following table presents the balance and associated percentage of each major loan category in our bank loan portfolio at December 31, 2015 and 2014 (in thousands, except percentages):

	December 31, 2015		December 31, 2014
	Balance	Percent	Balance	Percent
Securities-based loans	$1,388,953	43.7%	$732,799	34.6%
Commercial and industrial	1,216,656	38.2	896,853	42.4
Consumer	36,846	1.2	25,489	1.2
Residential real estate	429,132	13.5	432,646	20.4
Commercial real estate	92,623	2.9	15,902	0.8
Home equity lines of credit	12,475	0.4	12,945	0.6
Construction and land	3,899	0.1	—	—

Gross bank loans	3,180,584	100.0%	2,116,634	100.0%
Unamortized loan discount	(5,296)		(30,533)
Unamortized loan fees, net of loan fees	(1,567)		(1,631)
Loans in process	(419)		1,681
Allowance for loan losses	(29,787)		(20,731)

Bank loans, net	$3,143,515		$2,065,420

At December 31, 2015 and 2014, Stifel Bank had loans outstanding to its executive officers, directors, and their affiliates in the amount of $2.0 million and $0.6 million, respectively, and loans outstanding to other Stifel Financial Corp. executive officers, directors, and their affiliates in the amount of $7.2 million and $5.3 million, respectively.

At December 31, 2015 and 2014, we had mortgage loans held for sale of $189.9 million and $121.9 million, respectively. For the years ended December 31, 2015, 2014, and 2013, we recognized gains of $12.7 million, $7.4 million and 11.3 million, respectively, from the sale of originated loans, net of fees and costs.

During the year ended December 31, 2015, the Bank reclassified $227.6 million of residential mortgages to held for sale. During the year ended December 31, 2015, Stifel Bank sold $184.4 million in unpaid principal balance. As these loans carried a significant portion of the unamortized loan discount at the time of sale, we recognized a $14.7 million gain, which is reflected in other income on the consolidated statements of operations. At December 31, 2015, $26.9 million remains in held for sale.

The following table details activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2015, 2014, and 2013 (in thousands).

	Year Ended December 31, 2015
	Beginning Balance	Provision	Charge- offs	Recoveries	Ending Balance
Commercial and industrial	$16,609	$8,139	$—	$—	$24,748
Securities -based loans	1,099	508	—	—	1,607
Consumer	156	(58)	—	7	105
Residential real estate	787	544	(144)	54	1,241
Commercial real estate	232	(30)	—	62	264
Home equity lines of credit	267	15	—	8	290
Construction ~~& Land~~and land	—	78	—	—	78
Qualitative	1,581	(127)	—	—	1,454

	$20,731	$9,069	$(144)	$131	$29,787

	Year Ended December 31, 2014
	Beginning Balance	Provision	Charge- offs	Recoveries	Ending Balance
Commercial and industrial	$9,832	$7,287	$(510)	$—	$16,609
Securities -based loans	893	211	(5)	—	1,099
Consumer	—	172	(16)	—	156
Residential real estate	408	373	—	6	787
Commercial real estate	198	(23)	—	57	232
Home equity lines of credit	174	93	—	—	267
Construction ~~& Land~~and land	12	(12)	—	—	—
Qualitative	1,151	430	—	—	1,581

	$12,668	$8,531	$(531)	$63	$20,731

	Year Ended December 31, 2013
	Beginning Balance	Provision	Charge- offs	Recoveries	Ending Balance
Commercial and industrial	$5,450	$8,246	$(3,864)	$—	$9,832
Securities-based loans	638	255	—	—	893
Consumer	9	(2)	(7)	—	—
Residential real estate	408	474	(501)	27	408
Commercial real estate	691	(512)	—	19	198
Home equity lines of credit	195	(21)	—	—	174
Construction and land	13	(8)	—	7	12
Qualitative	741	410	—	—	1,151

	$8,145	$8,842	$(4,372)	$53	$12,668

The following table presents the recorded balances of loans and amount of allowance allocated based upon impairment method by portfolio segment at December 31, 2015 (in thousands):

	Allowance for Loan Losses			Recorded Investment in Loans
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial and industrial	$—	$24,748	$24,748	$—	$1,216,656	$1,216,656
Securities -based loans	—	1,607	1,607	—	1,388,953	1,388,953
Consumer	14	91	105	14	36,832	36,846
Residential real estate	24	1,217	1,241	182	428,950	429,132
Commercial real estate	—	264	264	—	92,623	92,623
Home equity lines of credit	149	141	290	323	12,152	12,475
Construction ~~& Land~~and land	—	78	78	—	3,899	3,899
Qualitative	—	1,454	1,454	—	—	—

	$187	$29,600	$29,787	$519	$3,180,065	$3,180,584

Interest in FSI Group, LLC (“FSI”)

We have provided financing of $18.0 million in the form of a convertible promissory note to FSI, a limited liability company specializing in investing in banks, thrifts, insurance companies, and other financial services firms. In February 2013, the convertible promissory note was amended and restated. The convertible promissory note matures in April 2018; however, FSI has three five-year extension options. The note is convertible at our election into a 49.9% interest in FSI only after the last extension option. The convertible promissory note has a minimum coupon rate equal to 8% per annum plus additional interest related to certain defined cash flows of the business, not to exceed 18% per annum. As we do not hold the power to direct the activities of FSI nor to absorb a majority of the expected losses, or receive a majority of the expected benefits, it was determined that we are not required to consolidate this entity.

Our company’s exposure to loss is limited to the carrying value of the note with FSI at December 31, 2015, of $18.0 million, which is included in other assets in the consolidated statements of financial condition. Our company had no liabilities related to this entity at December 31, 2015. We have the discretion to make additional capital contributions. We have not provided financial or other support to FSI that we were not previously contractually required to provide as of December 31, 2015. Our company’s involvement with FSI has not had a material effect on our consolidated financial position, operations, or cash flows.

NOTE 29 – Subsequent Events

We evaluate subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

NOTE 30 – Correction of Misstatement

Subsequent to the issuance of the Company’s 2015 consolidated financial statements, the Company identified a clerical error in the consolidated statement of cash flows for the year ended December 31, 2015. The clerical error resulted in a $52.7 million understatement in increase in other assets and a $52.7 million overstatement of net cash used in operating activities. Management determined that the effect of this clerical error was immaterial and adjusted its consolidated statement of cash flows to correct the amounts for the year ended December 31, 2015.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Stifel Financial Corp.

We have audited Stifel Financial Corp.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Stifel Financial Corp.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Stifel Financial Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of Stifel Financial Corp. as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015, and our report dated March 1, 2016, except for Note 30, as to which the date is [ • ], expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 1, 2016